tns

03032511

BY COURIER

25th September 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 2 2003
WASH. D.C. 181

Dear Sir/Madam

SUPPL

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed a Schedule 11 announcement that was released to the London Stock Exchange.

Yours faithfully

Judith George

Encl.

PROCESSED
OCT 0 9 2003
THOMSON FINANCIAL

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 10/6

FILE: 82-4668

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 106853

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of director ANTONY BRIAN COWLING
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANTONY BRIAN COWLING
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) 2. ABOVE	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SALE OF SHARES

7. Number of shares/amount of stock acquired N/A	**8.** Percentage of issued class N/A	**9.** Number of shares/amount of stock disposed 350,000	**10.** Percentage of issued class 0.079%
11. Class of security ORDINARY SHARES, 5 PENCE EACH	**12.** Price per share 209 pence	**13.** Date of transaction 24 September 2003	**14.** Date company informed 24 September 2003

15. Total holding following this notification 1,965,820 BENEFICIAL 690,130 NON-BENEFICIAL	**16.** Total percentage holding of issued class following this notification 0.599%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY